VIA EDGAR

October 12, 2007

Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: American Technology Corporation

Item 4.01 Form 8-K

Filed September 19, 2007

File No. 000-234248

Dear Mr. Spirgel:

We are in receipt of the Staff's letter dated October 3, 2007 with respect to the above-referenced Form 8-K filed September 19, 2007. We are responding herein to the Staff's comments on behalf of our client, American Technology Corporation (the "Company"), as set forth below.

As requested by the Staff's letter, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's responses to the Staff's specific comments are numbered below to correspond to the numbered comments in the Staff's letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 8-K. For ease of reference, we have set forth the Staff's comments and the Company's response for each item below.

Item 4.01 Form 8-K filed September 19, 2007

  Please amend your filing to state the exact date of dismissal. In this regard, remove the term "effective" and replace it with "on."

  Company Response: The Company notes the Staff's comment and confirms that the amended Form 8-K will be revised in accordance with the Staff's comment.

  Please amend your filing to reconcile your disclosures in Item 4.01 to the "Technical Corrections" 1a., 1b., and 1d. of the Exhibit 16 letter as outlined by your former auditor.

  Company Response: The Company notes the Staff's comment and proposes to amend the Form 8-K to provide the disclosure set forth in Exhibit A.

  As discussed with the Staff, the Company did not incorporate items 1a. and 1d. of the former auditor's "Technical Corrections" into the Form 8-K because the Company does not believe that such "Technical Corrections" are required by the provisions of Item 304(a)(1) of Regulation S-K noted by the former auditor. The Company's belief is based on the following information.

  Technical Correction 1a. relates to disclosures under Item 304(a)(1)(ii) of Regulation S-K, which requires a statement as to whether the principal accountant's report on the financial statements for either of the prior two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. The former auditor's report on the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 states:

  "In our opinion, the consolidated financial statements listed in the index appearing under Item 15, excluding Schedule II, present fairly, in all material respects, the consolidated financial position of American Technology Corporation as of September 30, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the consolidated financial statement Schedule II listed in the index appearing under Item 15 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

  The former auditor's report on the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 states:

  "In our opinion, the financial statements listed in the index appearing under Item 15 (a)(1) present fairly in all material respects, the financial position of American Technology Corporation as of September 30, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion."

  As outlined above, the former auditor's reports for the Company's prior two fiscal years do not contain any adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. The former auditor's Technical Correction 1a. relates only to the former auditor's review of the Company's internal control over financial reporting, which is not an item requiring disclosure under Item 304(a)(1)(ii) of Regulation S-K.

  Technical Correction 1d. relates to disclosures under Item 304(a)(1)(v) of Regulation S-K, which requires disclosure of certain "reportable events" as described in Item 304(a)(1)(v) of Regulation S-K. In the former auditor's letter of August 10, 2007 (a copy of which is being provided to the Staff pursuant to the Company's response to the Staff's Comment No. 7), the former auditor identified issues that it believed called into question the Company's ability to meet the "Tone at the Top" requirement promulgated by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its review of the former auditor's letter, the Company believes that the items in the former auditor's August 10, 2007 letter do not rise to the level of disclosure under Item 304(a)(1)(v) of Regulation S-K.

  We note your disclosure that "disagreements have arisen regarding the appropriate review philosophy" in the course of the September 30, 2007 audit. Please revise to clarify what these disagreements are and what they pertain to. Tell us and disclose what you mean by the term review philosophy.

  Company Response: The Staff's comment states that the Company's disclosure is that disagreements arose in the course of the September 30, 2007 audit. The Company respectfully submits that its disclosure was that such disagreements arose in the course of Swenson's review of the Company's interim financial statements during its current fiscal year and in preparation for Swenson's audit of the Company's year-end financial statements. An audit of the Company's September 30, 2007 financial statements had not commenced at the time the Form 8-K was filed.

  The term "review philosophy" refers to the manner by which the former auditor and Company management approach the former auditor's audit of the Company's internal control over financial reporting. As previously discussed, there have been no disagreements regarding quarterly review or audit of the Company's financial statements. The Company believes that Swenson's audit approach treated the Company as Swenson would treat a large complex organization, while the Company was trying to apply reasonable levels of materiality and risk to its controls and testing, given the characteristics of its small business. As a result, a primary area of disagreement between the Company and Swenson was fees charged or expected to be charged in connection with the audit. In the September 30, 2006 year end internal control over financial reporting audit, Swenson treated the Company like other large, complex clients with what Company management considered to be large sample sizes and extensive testing, which the Company felt were disproportionate to the number of transactions and areas of risk of the Company. In addition, inefficiencies with some of Swenson's staff required duplication of work effort on the part of the Company. Swenson provided the Audit Committee with a fixed fee quote of $92,500 for its annual audit of the Company's financial statements and all SEC filings, while the internal control over financial reporting audit was quoted on an hourly basis. Swenson's fee for internal control over financial reporting work amounted to almost five times the fixed audit fee quote. When the Company's Audit Committee asked for a breakdown of the Section 404 audit fees incurred, it was told that the breakdown could not be provided. When the Company's management questioned the level of testing expected, Swenson inferred that this was a "Tone at the Top" issue and that the Company should not question the scope of its review or audit work. Management's intent was not to influence the audit scope, but was interested in rationalizing internal control over financial reporting audit fees to the size of its business, which had not been quoted on the fixed fee basis as the financial statement audit had.

  For 2007, the Company modified its system of internal control over financial reporting to reduce the controls to a level that it believed more appropriately reflected its business environment, reflecting the size, structure and lack of complexity of its business, all within the COSO framework. While the Company is an accelerated filer due to the size of its market cap, its business is small and has a very simple operating structure with a low number of financial transactions. Through the Company's risk assessment process, management designed the Company's control environment to focus on the appropriate areas of concern consistent with the COSO Guidance for Smaller Public Companies, The Commission's Guidance Regarding Management's Report on Internal Control Over Financial Reporting and PCAOB pronouncements. Swenson was not comfortable with reducing the number of controls and questioned the Company's understanding of the process.

  Swenson also identified issues that it felt called into question the Company's ability to meet the COSO "Tone at the Top" requirement, in part because the Company had not yet amended its payroll tax returns resulting from a voluntary review of the Company's historical stock options procedures. The Company properly reserved for the liability in its financial statements and has since completed and submitted the information for filing through our payroll services. The Company believes that this was not an integrity issue as Swenson alleged.

  Please amend your filing to address section 2c. of the "Disagreements Identified in the Item 4.01" of the Exhibit 16 letter.

  Company Response: The Company notes the Staff's comment and directs the Staff's attention to the revised disclosure under paragraph (iv) of the revised disclosure attached hereto as Exhibit A proposed to be included in the amended Form 8-K.

  We note that your auditor discloses in the Exhibit 16 letter that the audit for the year ended September 30, 2007 was not completed and accordingly the opinion type that the Company would have received cannot be determined. Please amend your filing to address this discrepancy.

  Company Response: The Company respectfully submits that the audit for the year ended September 30, 2007 was not completed because the Company's fiscal year had not been completed at the time the Form 8-K was filed. In addressing the former auditor's statement, the Company notes the Staff's comment and directs the Staff's attention to the final sentence of the third paragraph under subsection (iv) of the revised disclosure attached hereto as Exhibit A proposed to be included in the amended Form 8-K.

  Revise your filing to address the disagreements not identified in the Item 4.01 that are outlined on page 5 in the Exhibit 16 letter.

  Company Response: The Company notes the Staff's comment and directs the Staff's attention to the revised disclosure under paragraph (iv) of the revised disclosure attached hereto as Exhibit A proposed to be included in the amended Form 8-K for a discussion of item a. of the disagreements not identified in Item 4.01 that are outlined on page 5 in the Exhibit 16 Letter.

  Item b. of the disagreements not identified in Item 4.01 that are outlined on page 5 in the Exhibit 16 Letter resulted from a voluntary review by the Company of its historical stock option grant practices. The review resulted in some options being "in-the-money" at the time of grant and converting some from incentive stock options to non-qualified stock options and created a corresponding payroll tax liability. The Company disclosed the potential tax liability in Footnote 1 to its consolidated financial statements for the year ended September 30, 2006 and recorded a reserve for the potential liability in the amount of $200,000. The Company delayed its completion of amended tax returns and payments to permit the Company to complete a thorough investigation of its liability for 2003 through 2005. In the quarter ended June 30, 2007, the Company revised its estimated tax liability to a total of $65,000 based on additional information available at that time. Following completion of its investigation, the Company submitted the appropriate forms prior to the fiscal year ended September 30, 2007, instructing its payroll processing providers to file the amended payroll tax returns and pay the taxes. The Company believes that this issue never constituted a disagreement within the scope of Item 304(a)(1)(iv) of Regulation S-K regarding (a) accounting principles or practices (the Company booked an appropriate reserve at the time it was first discovered), (b) financial statement disclosure (the Company disclosed the issue in the footnotes to its consolidated financial statements for the year ended September 30, 2006) or (c) auditing scope or procedure. With the amended tax returns having been filed and any tax liability having been paid, the Company respectfully submits that additional disclosure in the amended Form 8-K is not required by Item 304(a)(1)(iv) of Regulation S-K and would not be beneficial to investors or other interested parties.

  Please provide us with any letters or written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee during the year ended 9/30/06 up through the date of dismissal.

Company Response: All written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee during the year ended 9/30/06 up through the date of dismissal will be provided supplementally. The Company has requested confidential treatment under Commission Rule 83 (17 CFR 200.83) with respect to the requested communications. This request was made on the basis that such information constitutes confidential and proprietary business information of the Company.

Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

Durham Jones & Pinegar, P.C.

/s/ Joshua E. Little

Joshua E. Little

JEL/pfs

Attachment

cc: Thomas R. Brown

Kathy McDermott

Laura Clague

American Technology Corporation

Exhibit A

(ii) Swenson's reports on the Company's consolidated financial statements as of and for each of the fiscal years ended September 30, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Notwithstanding the foregoing, Swenson performed an "integrated audit" pursuant to standards promulgated by the Public Company Accounting Oversight Board ("PCAOB") to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and its reports also included opinions on the effectiveness of the Company's internal control over financial reporting. For each of the fiscal years ended September 30, 2005 and 2006, Swenson reported that, because of the effects of the material weaknesses in the Company's internal control over financial reporting, the Company did not maintain effective internal control over financial reporting as of September 30, 2005 and 2006.

(iii) [UNCHANGED]

(iv) During the fiscal years ended September 30, 2005 and 2006 and the subsequent interim period through September 13, 2007, there have been no disagreements with Swenson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Swenson's satisfaction, would have caused Swenson to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement, except as set forth in this subsection (iv).

During the course of Swenson's review of the Company's interim financial statements during its current fiscal year ended September 30, 2007 and in preparation for Swenson's audit of the Company's year-end financial statements and the Company's internal control over financial reporting, disagreements arose regarding the appropriate review philosophy and communication between Swenson and the Company's management and the appropriate review and audit scope related to the Company's internal control over financial reporting. When discussed herein, the term "review philosophy" refers to the manner by which the former auditor and Company management approach the former auditor's audit of the Company's internal control over financial reporting. On August 10, 2007, Swenson delivered to the Company's Audit Committee a letter identifying a number of issues that Swenson suggested had strong indications of a material weakness in the Company's control environment and certain regulatory payroll tax matters and filings. Swenson's letter identified issues dating to the audit of the Company's 2006 financial statements and throughout fiscal year 2007 that Swenson believed called into question the Company's ability to meet the "Tone at the Top" requirement promulgated by COSO. The Company believes that many of the issues identified in Swenson's August 10, 2007 letter are directly or indirectly related to the Company's response to fees charged or to be charged in connection with Swenson's audit. The Audit Committee discussed the letter with management and met independently to discuss these issues. Swenson's letter requested a meeting with the Audit Committee to discuss the issues identified. The meeting did not take place prior to Swenson's termination as the Company's independent public accounting firm. Some of these issues outlined in Swenson's letter had been raised previously to the Audit Committee, and the Audit Committee had assessed and determined them not to be material matters in the Company's control environment, while some of these issues were not raised with the Audit Committee prior to Swenson's letter.

The Company does not believe that such disagreements, if not resolved to Swenson's satisfaction, would have caused Swenson to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement. However, as described above, Swenson would also have been engaged to perform an "integrated audit" pursuant to PCAOB standards to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 that would have included its opinion on the effectiveness of the Company's internal control over financial reporting, and Swenson has advised the Company that such disagreements may have resulted in an adverse reference in its report on the Company's internal control over financial reporting.

In its letter to the Securities and Exchange Commission previously filed by the Company, Swenson made statements regarding the review and audit scope in connection with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002. These statements and the Company's response are provided below:

  Swenson Statement: "The responsibility for establishing the audit scope is that of the independent registered public accounting firm and not that of the Registrant."
    Company response: The Company does not disagree with Swenson's statement. Management of the Company has not intended to affect the scope of the audit, but rather to align reasonable testing levels, given the size and lack of complexity of the business and to rationalize the fees to be charged for the audit to those testing levels. The Company believes that testing levels had been disproportionate to the level of risk and materiality of the Company's business in the past, resulting in excessive fees being charged.
  Swenson Statement: "In our opinion, a member of senior management of the Company attempted to influence the scope of Swenson's work at various meetings with the engagement partner present, and at other times with members of the engagement team when the partner was not present."
    Company response: The Company believes that these discussions were more specifically related to assessing the appropriate level of testing based on the nature of the business and potential risk exposure, and the resultant fees charged for the services, which the Company believed were historically excessive (nearly 7% of the Company's 2006 revenues) given the size and lack of complexity of its business operations. The Company does not believe that the discussion attempted to limit the scope of the former auditor's work.
  Swenson Statement: "On August 8, 2007, a member of senior management attempted to obtain confidential internal audit documents from one of the Swenson auditors. Swenson did not allow this to occur and suspended all field work as of that date."
    Company response: This issue arose in an initial planning meeting with a subcontracted firm hired by Swenson to perform the audit of the information technology element of the Company's internal control over financial reporting, which resulted from Swenson not having the internal expertise in this area. No representative of Swenson was present at the meeting, although an invitation had been extended. In discussing the areas that the subcontractor planned to review/test, the subcontractor indicated that 30% of its time had been allocated to system change management. Although the Company noted that it had not made system changes during the prior year and that the time allocated to system change management should be much less, the subcontractor indicated that it had been engaged on a fixed fee arrangement. The fixed fee arrangement caused concern that Swenson did not have sufficient knowledge of the information technology environment to provide proper planning guidance to the subcontractor, and appeared to be contradictory to Swenson's commitment to work with the Company to minimize fees for the 2007 fiscal year. As a result of this information, management requested a copy of the subcontractor's engagement letter with Swenson. The subcontractor declined to provide the engagement letter, and management stated that it would be discussed at the next weekly meeting, at which Swenson and the subcontractor were expected to attend. The confidential internal audit documents Swenson references is its engagement letter with the subcontractor. The Company's request to review the engagement letter was the action that caused Swenson to leave the field, notwithstanding the fact that no representative of Swenson was present at the meeting to assess the nature of the discussion.

(v) During the fiscal years ended September 30, 2006 and 2005 and the subsequent interim period through September 13, 2007, there have been no reportable events described under Item 304(a)(1)(v) of Regulation S-K, except as set forth in this paragraph. On August 10, 2007, Swenson notified the Company's Audit Committee of its concerns regarding the effectiveness of the Company's control environment and disagreements with management and requested a meeting with the Audit Committee to discuss these matters.

The Audit Committee discussed the subject matter of some of the disagreements and reportable events described above with Swenson, but did not formally address all of the matters raised in Swenson's correspondence. The Company has authorized Swenson to respond fully to the inquiries of the successor audit firm concerning the subject matter of each disagreement and reportable event described above.